                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                  (RULE 13d-1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No.7)

                       Corrections Corporation of America
                 (formerly known as Prison Realty Trust, Inc.)
------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   220256101
                          --------------------------
                                (CUSIP Number)

                                   COPY TO:
   Bernard Carton                                     Howard K. Fuguet, Esq.
   Sodexho Alliance S.A.                              Ropes & Gray
   3 avenue Newton                                    One International Place
   78180 Montigny-le-Bretonneux  FRANCE               Boston, MA  02110
                                                      (617) 951-7292
------------------------------------------------------------------------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 1, 2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box   [_]

                                  SCHEDULE 13D

CUSIP No. 220256101                                          Page 2 of 7 Pages
------------------------------------------------------------------------------


  1.           NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Sodexho Alliance S.A.
---------------------------------------------------------------------------

  2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [_]

                                                                 (b)   [_]
---------------------------------------------------------------------------
  3.           SEC USE ONLY
---------------------------------------------------------------------------
  4.           SOURCE OF FUNDS*
               OO
---------------------------------------------------------------------------
  5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [_]
---------------------------------------------------------------------------
  6.           CITIZENSHIP OR PLACE OF ORGANIZATION

               France
---------------------------------------------------------------------------
               7.   SOLE VOTING POWER
NUMBER OF           21,014,594 shares
SHARES         ------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
OWNED BY            ----
EACH           ------------------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              21,014,594 shares
WITH
               ------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    ----
---------------------------------------------------------------------------
  11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    21,014,594 shares
---------------------------------------------------------------------------
  12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

               CERTAIN SHARES*                                       [_]
---------------------------------------------------------------------------
  13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    14.77%
---------------------------------------------------------------------------
  14.          TYPE OF REPORTING PERSON*
                    CO
---------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

                                Amendment No. 7

    Reference is made to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 1, 1994, as amended by Amendment No. 1 filed on October 19, 1994, Amendment No. 2 filed on November 3, 1994, Amendment No. 3 filed on July 7, 1995, Amendment No. 4 filed on August 4, 1995, Amendment No. 5 filed on December 20, 1995, and Amendment No. 6 filed on April 18, 1996, which Statement is further amended and supplemented by this Amendment No. 7.

Item 1. Security and Issuer.

    This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Corrections Corporation of America, a Maryland corporation (formerly known as Prison Realty Trust, Inc.) (the "Issuer"or "CCA"), which has its principal executive offices at 10 Burton Hills Boulevard, Suite 100, Nashville, Tennessee 37215.


Item 2.  Identity and Background.

    Item 2 is hereby amended to add the following information:

    This Statement is filed by Sodexho Alliance S.A. ("Sodexho"), a French corporation. The principal executive offices of Sodexho are located at 3 avenue Newton, 78180 Montigny-le-Bretonneux, France.

    Sodexho, directly and through subsidiaries and affiliates, in 60 countries provides contract food and management services, remote site management services and leisure services, privatized correctional facilities management services, and also engages in the issuance of service vouchers.

    Information relating to the directors and executive officers of Sodexho is contained in Exhibit A attached hereto and incorporated herein by reference.

    During the last five years, neither Sodexho nor, to the best of Sodexho's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration.

    Item 3 is hereby amended to add the following information:

    Pursuant to a Stock Purchase Agreement dated as of September 11, 2000 by and between Sodexho and the Issuer (formerly known as Prison Realty Trust, Inc.), on October 1, 2000, Sodexho purchased 5,673,759 shares of the Issuer's Common Stock in exchange for all of the shares of common stock of Corrections Corporation of America, a Tennessee corporation ("Former CCA"), held by Sodexho. Following the consummation of this purchase and sale, Former CCA was merged with and into a wholly-owned subsidiary of Prison Realty Trust, Inc. (now CCA). CCA and its wholly-owned subsidiary currently operate under the "Corrections Corporation of America" name.

    The foregoing description of the Stock Purchase Agreement is a summary only and is qualified in its entirety by reference to Exhibit B filed with this Statement.

Item 4. Purpose of Transaction.

    Item 4 is hereby amended to add the following information:

    Sodexho may elect to convert a portion or all of its shares of Series B Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"), which it received by way of dividend on September 22, 2000, into shares of Common Stock of the Issuer.

    Sodexho previously owned a larger percentage of the outstanding Common Stock of CCA and may decide to acquire additional shares or sell shares of CCA Common Stock, depending on its continuing review of its investment in shares of Common Stock of CCA and the matters described in Item 6 below.


Item 5. Interest in Securities of the Issuer.

    Item 5 is hereby amended to add the following information:

    (a), (b) Sodexho is the beneficial owner of 21,014,594 shares of Common Stock as of the date of this Statement (approximately 14.77% of the outstanding Common Stock of the Issuer, based on 137,289,882 shares of Common Stock outstanding as of October 2, 2000). This includes 299,175 shares of Convertible Preferred Stock, which shares are currently convertible into 4,957,329.75 shares of Common Stock (assuming conversion on October 2, 2000). Sodexho received these shares of Convertible Preferred Stock as a dividend (paid on September 22, 2000), net of U.S. income tax withholding. Sodexho believes it is entitled to additional shares of Convertible Preferred Stock as a result of incorrect withholding, which would increase the number of shares of Common Stock deliverable to Sodexho upon conversion.

    The ownership percentage reported in this Item 5 assumes, pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, that only Sodexho has converted its shares of Convertible Preferred Stock.

    Sodexho has sole power to vote and sole power to dispose of all the shares of Common Stock (and shares of Convertible Preferred Stock) to which this Statement relates.

    Jean-Pierre Cuny, a senior vice president of Sodexho, owns 3,852 shares (and options to purchase 3,416 shares) of Common Stock of CCA.

    (c) As described in Item 3 above, on October 1, 2000, Sodexho purchased 5,673,759 shares of Common Stock of the Issuer in exchange for its shares of the common stock of Former CCA.

    Except for the transaction described in this Item 5(c) and Item 3 above, Sodexho has not engaged in any transactions in the Common Stock of the Issuer during the 60-day period ended October 1, 2000. To the best of Sodexho's knowledge and belief, none of the directors or executive officers of Sodexho has engaged in any transactions in the Common Stock during the 60-day period ended October 1, 2000.

    (d) No person other than Sodexho has the right to receive or the power to direct the receipt of any dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Sodexho.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Fund.

    Item 6 is hereby amended to add the following information:

    As previously disclosed, Sodexho and the Issuer are parties to an International Joint Venture Agreement dated as of June 23, 1994, which provides for joint development, as may be agreed in the future, in the prison management business worldwide (excluding the United States and certain other countries) through the formation of entities created on a project basis country by country. Pursuant to a Stock Acquisition Agreement dated as of September 11, 2000 between Sodexho and the Issuer (and various affiliates of the Issuer), Sodexho has agreed, subject to the terms of the Agreement, to purchase the 50% joint venture interest in Corrections Corporation of Australia Pty. Ltd., an Australian corporation, and the 50% joint venture interest in U.K. Detention Services Limited, an English company, from affiliates of the Issuer upon the terms and conditions specified in said Stock Acquisition Agreement, which will give Sodexho 100% ownership of said corporations. As of September 11, 2000, Sodexho and Juvenile and Jail Facility Management Services, Inc. ("JJFMS"), an affiliate of the Issuer, also entered into an Option Agreement pursuant to which Sodexho will grant JJFMS an option to purchase 25% of the outstanding shares of said Australian corporation and said U.K. corporation (assuming the closings under the Stock Acquisition Agreement) at the specified option prices, exercisable during the term ending on the second anniversary date of said Stock Acquisition Agreement.

     Pursuant to the Stock Purchase Agreement described in Item 3 above, Sodexho will continue to be entitled to have a representative serve on the Board of Directors of CCA as previously agreed to by the parties, and Sodexho also has certain registration rights with respect to its shares of Common Stock.

     The foregoing description of the International Joint Venture Agreement, the Stock Acquisition Agreement and the Stock Purchase Agreement is a summary only and is qualified in its entirety by reference to Exhibits B through D filed with this Statement.


Item 7.   Material to be Filed as Exhibits.

     The following additional exhibits are being filed with this Schedule:

Exhibit 99.1 -- Information Concerning the Directors and Executive Officers of
                Sodexho.

Exhibit 99.2 -- Stock Purchase Agreement, dated September 11, 2000, by and between Sodexho and Prison Realty Trust, Inc. (now CCA).

Exhibit 99.3 -- Stock Acquisition Agreement, dated as of September 11, 2000, by and among Sodexho and certain affiliates of CCA named therein.

Exhibit 99.4 -- Option Agreement, dated as of September 11, 2000, by and between
                Sodexho and Juvenile and Jail Facility Management Services, Inc.

Exhibit 99.5 -- Power of Attorney.

                                   Signature
                                   ---------


    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  October 6, 2000

SODEXHO ALLIANCE S.A.



By: /s/ Jane D. Goldstein
   ---------------------------------------
   Name:  Jane D. Goldstein
   Title: Attorney-in-fact for Jean-Pierre Cuny,
          Senior Vice President of Sodexho Alliance S.A.

                                 EXHIBIT INDEX
                                 -------------


                                                              Page Number In
Exhibit                                                       Sequentially
Number       Description                                      Numbered Copy
------       -----------                                      -------------

99.1         Information Concerning the Directors
             and Executive Officers of Sodexho.

99.2         Stock Purchase Agreement, dated
             September 11, 2000, by and between
             Sodexho and CCA (formerly known as
             Prison Realty Trust, Inc.).

99.3         Stock Acquisition Agreement, dated as of
             September 11, 2000, by and among Sodexho and certain affiliates of CCA named therein.

99.4         Option Agreement, dated as of September
             11, 2000, by and between Sodexho and
             Juvenile and Jail Facility Management
             Services, Inc.

99.5         Power of Attorney.